UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Freescale Semiconductor, Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3727Q101

(CUSIP Number)

NXP Semiconductors N.V.

High Tech Campus 60, 5656 AG Eindhoven, the Netherlands

Attention: Jean Schreurs

Telephone: +31 40 272 4005

Copy to:

Gary Horowitz

Elizabeth Cooper

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

March 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. G3727Q101

1.	NAMES OF REPORTING PERSONS. NXP Semiconductors N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,671,483*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,483*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%
14.	TYPE OF REPORTING PERSON: OO

*	Beneficial ownership of 205,671,483 Common Shares of the Issuer referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 6501 William Cannon Drive West, Austin, Texas 78735.

Item 2.	Identity and Background

This statement is being filed by NXP Semiconductors N.V., a Dutch public limited liability company (the “Reporting Person”). The address of the principal office of the Reporting Person is located at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.

The Reporting Person is a global semiconductor company and a long-standing supplier in the industry.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Freescale Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (the “Shareholder”), who is the record and/or beneficial owner of 205,671,483 Common Shares (the “Subject Shares”), has entered into a Support Agreement (as defined in Item 4) with the Reporting Person and each of the persons listed on Annex I thereto (such persons listed on Annex I thereto, collectively, the “Principal Sponsor Signatories”). Any beneficial ownership of the Reporting Person in the Subject Shares that may be deemed to arise from the Support Agreement is not expected to require the expenditure of any funds.

The Shareholder entered into the Support Agreement to induce the Reporting Person to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement

On March 1, 2015, the Issuer, the Reporting Person and Nimble Acquisition Limited, a Bermuda exempted limited liability company and indirect, wholly-owned subsidiary of the Reporting Person (“Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to the terms of which Sub will be merged with and into the Issuer (the “Merger”).

At the effective time of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each holder of a Common Share issued and outstanding immediately prior to such time (other than Common Shares held by the Issuer as treasury stock or owned by the Reporting Person, Sub or any other subsidiary of the Reporting Person, which will be cancelled) shall be entitled to receive with respect to each such Common Share $6.25 in cash, without interest, plus 0.3521 of a duly authorized, validly issued and fully paid ordinary share of the Reporting Person, par value EUR 0.20 per share.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the required approval of the Merger Agreement by the shareholders of the Issuer and the Reporting Person; (ii) the expiration or early termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and the receipt of regulatory clearance under certain foreign antitrust laws; (iii) the absence of any order prohibiting the Merger; (iv) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement (subject to customary materiality qualifiers); and (v) the absence of any material adverse effect on the Issuer or the Reporting Person since the date of the Merger Agreement.

SCHEDULE 13D

Support Agreement

As a condition and inducement to enter into the Merger Agreement, the Shareholder entered into a Support Agreement, dated as of March 1, 2015 (the “Support Agreement”), with the Reporting Person and the Principal Sponsor Signatories with respect to (i) 205,671,483 Common Shares beneficially owned by the Shareholder as of the date of the Support Agreement (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Common Shares), and (ii) any additional Common Shares (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Common Shares) that the Shareholder may acquire beneficial (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or record ownership of after the date thereof (collectively, the “Covered Shares”).

Subject to the terms and conditions of the Support Agreement, the Shareholder has agreed that, prior to Expiration Time (as defined below) (i) at every meeting of the shareholders of the Issuer called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval of the Issuer’s shareholders by written consent with respect to any of the following matters, the Shareholder shall, or shall cause the holders of record on any applicable record date to, vote the Covered Shares (other than the shares underlying the warrants exercisable for Common Shares issued pursuant to the Warrant Agreement, dated December 1, 2006, by and between the Issuer (f/k/a Freescale Holdings (Bermuda) I, Ltd.) and the Shareholder (the “Warrant”) prior to the exercise thereof) (A) in favor of (x) the approval of the Merger Agreement (and any amendment of the Merger Agreement) and the Merger and (y) any action that would reasonably be expected to be in furtherance of the foregoing, and (B) against (1) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being satisfied, (2) any Acquisition Proposal (as defined below) or any action with the intention to further any Acquisition Proposal, (3) any reorganization, dissolution, liquidation, winding up or similar extraordinary transaction involving the Issuer, and (4) any action which would reasonably be expected to materially delay, materially postpone or materially adversely affect consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) it shall not exercise or seek to exercise any dissenters’ rights under section 106 of the Bermuda Companies Act 1981 (as amended) in respect of any Covered Shares in relation to the Merger. The obligations of the Shareholder specified in the sentence above apply whether or not the Merger or any action described above is recommended by the board of directors of the Issuer.

Notwithstanding the foregoing, if the board of directors (of any committee thereof) of the Issuer in compliance with the Merger Agreement in connection with a Superior Proposal (i) withdraws, modifies or qualifies, or proposes publicly to withdraw, modify or qualify, in a manner adverse to the Reporting Person or Sub, the approval or recommendation or declaration of advisability by the board of directors of the Issuer or any such committee thereof of the Merger or (ii) approves, adopts, or recommends, or proposes publicly to approve, adopt, or recommend, such an Acquisition Proposal, the obligation of the Shareholder to vote (or cause the voting) in a manner set forth in the paragraph above shall only apply to fifty percent (50%) of the Covered Shares (other than the shares underlying the Warrant prior to the exercise thereof), rounded to the nearest whole share as of immediately prior to the date of the taking of any such action, voting together as a single class, entitled to vote in respect of such matter and the Shareholder shall cause all of its remaining Covered Shares to be voted in any manner such Shareholder chooses in its sole discretion.

In addition, the Shareholder irrevocably granted the Reporting Person a proxy to vote the Covered Shares (other than the shares underlying the Warrant prior to the exercise thereof) as indicated above, prior to the Expiration Time, if the Shareholder fails to be counted as present or to vote the Covered Shares (other than the shares underlying the Warrant prior to the exercise thereof) pursuant to the two paragraphs above.

SCHEDULE 13D

The Shareholder also agreed not to (i) directly or indirectly sell, assign, encumber, pledge, hypothecate, dispose of or otherwise transfer, either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer of, any Covered Shares; or (ii) deposit any Covered Shares into a voting trust, enter into a voting agreement with respect to any Covered Shares or grant any proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares), in each case, that is inconsistent with the provisions of the Support Agreement; or (iii) agree or commit (whether or not in writing) to take any of the actions referred to in the foregoing sub-paragraphs (i) or (ii). In addition, the Shareholder and the Principal Sponsor Signatories agreed to comply with the non-solicitation obligations applicable to certain of the Issuer’s representatives pursuant to the Merger Agreement as if they were parties thereto.

“Expiration Time” means the earliest to occur of (a) the closing of the Merger in accordance with the terms of the Merger Agreement and (b) such date and time as the Merger Agreement shall be terminated pursuant to the terms thereof.

“Acquisition Proposal” means any offer or proposal made by any person other than the Reporting Person, Sub or any controlled affiliate thereof to acquire, other than in the transactions contemplated by the Merger Agreement, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights to purchase or securities convertible into such securities) representing fifteen percent (15%) or more of the issued and outstanding Common Shares, including pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, issuance of securities, tender offer or exchange offer or similar transaction involving the Issuer or (ii) fifteen percent (15%) or more of the assets (including the capital stock of the subsidiaries of the Issuer) of the Issuer and its subsidiaries, taken as a whole.

“Superior Proposal” means any Acquisition Proposal (substituting the term “one hundred percent (100%)” for the term “fifteen percent (15%)” in the instance in clause (i) where such term appears therein and substituting the term “all or substantially all” for the term “fifteen percent (15%) or more”) that the Issuer’s board of directors determines, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees and conditions to consummation) and the likelihood and timing of consummation (as compared to the transactions contemplated hereby), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal, to be more favorable from a financial point of view to the Issuer and its shareholders than the transactions contemplated by the Merger Agreement.

The Support Agreement will terminate upon the Expiration Time.

The foregoing summaries of the Merger Agreement and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively.

Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) and (b) Immediately prior to the execution of the Support Agreement, the Reporting Person did not own any of the Common Shares. However, upon execution of the Support Agreement as of March 1, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 205,671,483 Common Shares, representing approximately 67.1% of the Common Shares outstanding as of February 6, 2015 (based on the number of Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2014). Accordingly, the percentage of the outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is approximately 67.1%.

SCHEDULE 13D

Except as set forth above and for Mr. Richard Clemmer, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares. Mr. Clemmer, Executive Director, President and Chief Executive Officer of the Reporting Person, has beneficial ownership of, and the sole power to vote and to dispose of, 2,000 Common Shares, representing less than 1% of the outstanding Common Shares.

The Reporting Person disclaims beneficial ownership of any Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for Mr. Clemmer or as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares. Mr. Clemmer, Executive Director, President and Chief Executive Officer of the Reporting Person, entered into 20 call option contracts on October 10, 2014 with respect to the Common Shares with an exercise price of $15 per Common Share. Such call option contracts were entered into as part of a broader investment made by Mr. Clemmer on that day in eight (8) companies involved in the semiconductor industry. The call options were exercised automatically on January 17, 2015, the maturity date under the contracts. As a result of and immediately after such transactions, Mr. Clemmer beneficially owned 2,000 Common Shares.

(d) Except for Mr. Clemmer or as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the Common Shares referred to in this Item 5. Mr. Clemmer has the right to receive dividends from, and the proceeds from the sale of, 2,000 Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated herein by reference to Exhibit 1 to NXP Semiconductors N.V.’s Form 6-K filed on March 3, 2015, and hereby incorporated herein by reference).

2	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P., and each of the Persons listed on Annex I thereto (incorporated by reference to Exhibit 2 to NXP Semiconductors N.V.’s Form 6-K filed on March 3, 2015, and hereby incorporated herein by reference).

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2015

NXP SEMICONDUCTORS N.V.

By:	/s/ P. Kelly

P. Kelly, CFO

SCHEDULE 13D

Schedule I

Name, business address, present principal occupation or employment and citizenship of the directors and executive officers of

NXP SEMICONDUCTORS N.V.

Board of Directors

The name, current principal occupation or employment and citizenship of each director of NXP Semiconductors N.V. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NXP Semiconductors N.V. The business address of each director is NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, the Netherlands. Unless otherwise indicated, the titles referenced below refer to titles with NXP Semiconductors N.V.

Name and Occupation	Age	Current Principal Occupation or Employment	Citizenship

Richard L. Clemmer	63	President, chief executive officer	American

Sir Peter Bonfield	70	Chairman	British

Johannes P. Huth	54	Head of Kohlberg Kravis Roberts’ operations in Europe, the Middle East and Africa	German

Kenneth A. Goldman	65	Chief financial officer of Yahoo!, Inc.	American

Dr. Marion Helmes	45	Various board memberships	German

Josef Kaeser	57	Chief executive president of Siemens AG	German

Ian Loring	48	Managing director of Bain Capital Partners, LLC	American

Eric Meurice	58	Various board memberships	French

Dr. Rick Tsai	63	Chairman and chief executive officer of Chunghwa Telecom Co., Ltd.	Taiwan / Republic of China

Julie Southern	55	Various board memberships	British

SCHEDULE 13D

Executive Officers

The name, current principal occupation or employment and citizenship of each executive officer of NXP Semiconductors N.V. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with NXP Semiconductors N.V. The business address of each executive officer is NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, the Netherlands. Unless otherwise indicated, the titles referenced below refer to titles with NXP Semiconductors N.V.

Name and Occupation	Age	Position	Citizenship

Richard L. Clemmer	63	Executive director, president and chief executive officer	American

Guido Dierick	55	Executive vice president and general counsel	Dutch

Loh Kin Wah	60	Executive vice president and general manager of RF Power business	Malaysian

Peter Kelly	58	Executive vice president and chief financial officer	American

Robert Rigby Hall	50	Executive vice president and chief human resources officer	British

Sean Hunkler	52	Executive president and general manager of operations	American

Ruediger Stroh	52	Executive vice president and general manager HPMS focused on security and connectivity applications	German

Frans Scheper	52	Executive vice president and general manager Standard Products applications	Dutch

Kurt Sievers	45	Executive vice president and general manager Automotive business	German

Hai Wang	54	Executive vice president of R&D	American

Steve Owen	54	Executive vice president sales & marketing	British

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit	Description

1	Agreement and Plan of Merger, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Semiconductor, Ltd. and Nimble Acquisition Limited (incorporated herein by reference to Exhibit 1 to NXP Semiconductors N.V.’s Form 6-K filed on March 3, 2015, and hereby incorporated herein by reference).

2	Support Agreement, dated as of March 1, 2015, by and among NXP Semiconductors N.V., Freescale Holdings L.P., and each of the Persons listed on Annex I thereto (incorporated by reference to Exhibit 2 to NXP Semiconductors N.V.’s Form 6-K filed on March 3, 2015, and hereby incorporated herein by reference).